EXHIBIT 99.1

Burcon Reports Fiscal Fourth Quarter and Year 2014 Results

VANCOUVER, British Columbia, June 23, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, reported results for the fiscal fourth quarter and year ended March 31, 2014.

Fiscal 2014 Operational Highlights

  Burcon showcased its revolutionary clean-tasting Peazazz® pea protein in two beverage applications at the 2013 Institute of Food Technologists (IFT) Annual Meeting and Food Expo.

  Completed the construction, commission and startup of the Peazazz® semi-works production plant to provide the large quantities of Peazazz® required by customers and potential partners for evaluation and product development, as well as to demonstrate production from scalable, commercial-level manufacturing equipment.

  Signed Peazazz® material transfer agreements (MTAs) with a variety of interested parties, including major food and beverage makers, suppliers, and potential industry production and sales partners.

  Commenced and advanced discussions with a number of key potential multi-national food ingredient providers about a royalty or a joint operations agreement for Peazazz®.

  Canadian Institute of Food Science and Technology (CIFST) recognized the introduction of CLARISOY™ soy protein as a "significant innovation", with the CIFST 2013 Food Innovation Award, noting that CLARISOY™ has "a combination of functional properties, neutral flavor and high nutritional value that is unlike anything else on the plant protein market today." This is the second major industry award for CLARISOY™ after winning the InterBev 'Best Beverage Ingredient Concept' Award in 2012.

  Received a notice of allowance from the U.S. Patent and Trademark Office for CLARISOY™'s first composition of matter patent, which was granted in April 2014. This composition of matter patent provides protection over the commercially valuable attributes of CLARISOY™, which include, amongst others, its unique solubility and transparency in solution, and absence of taste or smell.

  Burcon's exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world's first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.

  Received written notice from ADM that it intends to expand to full-commercial scale production of CLARISOY™ soy protein based on market demand and customer development activities currently underway.

  Received patent grants for 14 U.S. patents and subsequent to the end of the fiscal year, the company was granted three additional U.S. patents, bringing the company's patent portfolio to 220 issued patents in various countries, including 55 in the U.S., as well as more than 400 active patent applications, including 59 additional U.S. patent applications.

Management Commentary

Over the course of the past year, Burcon realized important and significant advancements for its lead product CLARISOY™ soy protein. Two major developments in particular are expected to have an important long-term impact on royalty revenue to be earned from the CLARISOY™ License and Production Agreement between Burcon and ADM. First was the grant by the U.S. Patent and Trademark Office of a composition of matter patent over CLARISOY™ itself. This marked the first ever CLARISOY™ composition of matter claims to be allowed. Composition of matter claims are important because they provide protection over the commercially valuable attributes of CLARISOY™. The second major development was the announcement by ADM of their intention to expand commercial production of CLARISOY™. These two developments taken together speak to the potential for Burcon to earn royalty income for years to come.

During the past year Burcon realized similarly important developments with its second major technology, its Peazazz® pea protein. After officially launching Peazazz® at the 2013 IFT Expo in Chicago, Burcon completed the startup and commissioning of a semi-works production facility, which utilizes commercial-scale equipment and is capable of producing the tonnage amounts of Peazazz® required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products.

The semi-works plant also supports Burcon's ongoing discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz®. Discussions with potential partners progressed well during the past year and could take the form of a royalty agreement, consistent with how Burcon has commercialized CLARISOY™, or alternatively through a structure whereby Burcon is directly involved in building-out production capabilities. These partnership discussions will be a main area of focus for Burcon in the coming year.

Looking forward, Burcon is encouraged by the recent announcement by ADM of its intention to demonstrate CLARISOY™-170, the newest CLARISOY™ in ADM's CLARISOY™ portfolio, at the upcoming 2014 IFT Expo in New Orleans. Burcon is similarly encouraged by the recent announcements from ADM's Foods & Wellness group and in particular the announcement of ADM's commitment to build a soy protein production complex in Campo Grande, Brazil which ADM estimates is an investment of approximately US$250 million. ADM describes its Foods & Wellness Group as a global market leader in food-grade proteins, offering a range of innovative specialty ingredients and products for the beverage, meat, snack, bakery, cereal, wellness and personal care markets.

These announcements by ADM are encouraging when viewed within the backdrop of the accelerating demand for protein ingredients globally. Burcon believes it is extremely well positioned, both through the royalty arrangement with ADM on CLARISOY™ and the partnership discussions for Peazazz® to derive benefits from the global trend for protein and health-and-wellness in general.

Fiscal Fourth Quarter and Full Year Financial Results (Dollars in Canadian)

Revenues totaled $24,000 in the fiscal fourth quarter, which was consistent with the prior quarter and the same year-ago period, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales. The nominal revenues reflect the company's development phase status as it transitions to the commercial stage. Revenues for the fiscal year totaled $95,000 compared to $30,000 in fiscal 2013, which were also derived mainly from deferred royalty payments from ADM.

Royalty revenues from the sale by ADM of CLARISOY™ as produced from their semi-works facility in Decatur, Illinois have been marginal. The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

Fourth quarter net loss totaled $1.2 million or $(0.04) per basic and diluted share, as compared to a net loss of $1.4 million or $(0.04) per basic and diluted share in the same year-ago quarter. For the full fiscal year, net loss totaled $6.0 million or $(0.19) per basic and diluted share, as compared to a net loss of $5.5 million or $(0.18) per basic and diluted share in fiscal 2013.

Research and development (R&D) expenses totalled $599,000 in the fourth quarter, decreasing from $621,000 in the same year-ago quarter. The decrease is due mainly to a decrease of $28,000 in plant operating costs, offset by an increase of $6,000 in R&D salaries. For the fiscal year, R&D expenses increased to $2.4 million from $2.1 million in fiscal 2013. Including the $123,000 of CLARISOY™-related expenses that were deferred in the first quarter of last year, the actual increase in R&D expenses was $168,000 over fiscal 2013. This increase is attributed mainly to an increase in amortization of deferred development costs of $134,000, an increase in stock-based compensation expense of $87,000, offset by a decrease in plant operating costs of $26,000 and a decrease in R&D travel costs of $27,000.

General and administrative (G&A) expenses in the fourth fiscal quarter decreased to $788,000 from $831,000 in the year-ago quarter, and increased to $4.0 million in fiscal 2014 from $3.6 million in the fiscal 2013.  The decrease in G&A expenses for the quarter is due mainly to a decrease in patent legal fees. During the year, Burcon abandoned certain non-core canola patents that it deemed to be unessential for the purposes of achieving its strategic objectives in non-U.S. countries. Including the $132,000 of CLARISOY™-related patent expenses that were deferred in the first quarter of last year, G&A expenses for the year have increased $263,000 over fiscal 2013, due mostly to the company's expanding patent portfolio and activity levels.

At March 31, 2014, cash and short-term investments totaled $1.4 million compared to $6.7 million at March 31, 2013.  In April 2014, Burcon completed a rights offering that provided net cash proceeds of $5.0 million. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least July 2015. This estimate does not take into account potential proceeds from outstanding convertible securities, anticipated increases in royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company's complete financial statements, along with management's more detailed discussion and analysis, are available from the company's Investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Monday, June 23, 2014. Company management will host the presentation, followed by a question and answer period.

Date: Monday, June 23, 2014
Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international): 1-719-325-2428
Toll-free dial-in (North America): 1-888-364-3109
Conference ID: 5681800

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through July 23, 2014.

Replay dial-in (toll/international): 1-858-384-5517
Toll-free dial-in (North America): 1-877-870-5176
Replay conference ID: 5681800

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about the type of business structure with potential strategic partners, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon's 40-F filed with the U.S. Securities and Exchange Commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2014 and 2013
(Prepared in Canadian dollars)
	2014	2013
	$	$
Assets

Current assets
Cash and cash equivalents	1,392,467	4,602,520
Short-term investments	--	2,085,746
Amounts receivable	140,941	34,524
Prepaid expenses	165,390	153,543

	1,698,798	6,876,333

Property and equipment	664,115	559,920

Deferred financing costs	215,251	--

Deferred development costs	1,289,592	1,823,217

Goodwill	1,254,930	1,254,930

	5,122,686	10,514,400

Liabilities

Current liabilities
Accounts payable and accrued liabilities	572,908	447,884

Deferred revenue	226,763	320,596

	799,671	768,480

Shareholders' Equity
Capital stock	54,005,703	54,005,703
Contributed surplus	6,136,123	5,065,951
Options	8,532,700	9,064,232
Warrants	49,453	49,453
Deficit	(64,400,964)	(58,439,419)

	4,323,015	9,745,920

	5,122,686	10,514,400

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the quarters and years ended March 31, 2014 and 2013
(Prepared in Canadian dollars)

	Three months ended March 31,		Years ended March 31,
	2014	2013	2014	2013
	$	$	$	$
	(unaudited)	(unaudited)

Revenue
Royalty income	23,616	23,479	94,724	30,309

Expenses
General and administrative	787,727	830,666	3,954,026	3,558,693
Research and development	599,353	621,444	2,393,649	2,102,928

	1,387,080	1,452,110	6,347,675	5,661,621

Loss from operations	(1,363,464)	(1,428,631)	(6,252,951)	(5,631,312)

Interest and other income	124,748	26,144	291,406	85,790

Loss and comprehensive loss for the period	(1,238,716)	(1,402,487)	(5,961,545)	(5,545,522)

Basic and diluted loss per share	(0.04)	(0.04)	(0.19)	(0.18)

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Michael Koehler or Matt Glover
         Liolios Group Inc.
         (949) 574-3860
         bur@liolios.com